Exhibit 12

Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

						Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2004

Earnings

Pre-tax income*	$18,834	$59,230	$54,271	$29,705	$55,987	$60,182
Fixed charges	3,718	8,363	4,058	4,068	8,379	7,000
Total earnings	$22,552	$67,593	$58,329	$33,773	$64,366	$67,182

Fixed charges

Interest expense**	$ 3,298	$ 7,926	$ 3,596	$ 3,125	$ 7,352	$ 5,971
Rental interest factor	420	437	462	943	1,027	1,029
Total fixed charges	$ 3,718	$ 8,363	$ 4,058	$ 4,068	$ 8,379	$ 7,000

Ratio of earnings to fixed charges	6.1x	8.1x	14.4x	8.3x	7.7x	9.6x

* Excludes equity earnings from investees and includes capitalized interest. ** Includes capitalized interest.